Knock-Out Notes Linked to the EURO STOXX 50® Index due March 5, 2014
Receive contingent minimum return if the downside barrier is not breached
Full downside exposure if the downside barrier is breached
Fact Sheet for Term Sheet No. 1600AZ Filed Pursuant to Rule 433 Registration Statement No. 333-162195 Dated: August 21, 2012

General

The notes are designed for investors who seek a return at maturity linked to the performance of the EURO Stoxx 50® Index. The notes do not pay coupons or dividends and investors should be willing to lose some or all of their initial investment if the Index closing level is less than 70.00% of the Initial Index Level on any day during the Monitoring Period and, on the Final Valuation Date, is less than the Initial Index Level. If the Index closing level is less than 70.00% of the Initial Index Level on any day during the Monitoring Period, investors will be entitled to receive a return on their investment that reflects the Index Return, whether positive or negative. If the Index closing level is *not* less than 70.00% of the Initial Index Level on any day during the Monitoring Period, investors will be entitled to receive a return on their investment equal to the *greater* of (a) the Index Return and (b) the Contingent Minimum Return of 9.00%. Any Payment at Maturity is subject to the credit of the Issuer.

Summary of Indicative Terms

CUSIP:	2515A1LJ8
Issuer:	Deutsche Bank AG, London Branch
Maturity/Tenor:	Approximately 18 months
Index	The EURO STOXX 50® Index (Ticker: SX5E)
Face Amount:	$1,000 per note
Knock-Out Event:	A Knock-Out Event occurs if, on any day during the Monitoring Period, the Index closing level has decreased from the Initial Index Level by more than the Knock-Out Buffer Amount. Therefore, a Knock-Out Event will occur if, on any day during the Monitoring Period, the Index closing level is less than the Knock-Out Level.
Knock-Out Buffer Amount	30.00%
Knock-Out Level:	70.00% of the Initial Index Level
Payment at Maturity:	• If a Knock-Out Event has occurred: $1,000 + ($1,000 x Index Return) • If a Knock-Out Event has not occurred: $1,000 + ($1,000 x the *greater* of (a) the Index Return and (b) the Contingent Minimum Return)
Contingent Minimum Return:	9.00%
Index Return:	$\frac{\text{Final Index Level} - \text{Initial Index Level}}{\text{Initial Index Level}}$
Monitoring Period:	The period from but excluding the Trade Date to and including the Final Valuation Date.
Initial Index Level:	The Index closing level on the Trade Date
Final Index Level:	The Index closing level on the Final Valuation Date
Trade Date:	August 24, 2012
Settlement Date:	August 29, 2012
Final Valuation Date:	February 28, 2014
Maturity Date:	March 5, 2014
Fees and Commissions:	JPMorgan Chase Bank, N.A., J.P. Morgan Securities LLC and its affiliates will act as placement agents for the notes and will receive a fee from the Issuer that will not exceed $12.50 per $1,000 Face Amount of notes, but may forgo any fees for sales to certain fiduciary accounts for which JP Morgan Chase Bank, N.A. or its affiliates acts in a fiduciary capacity. For more information see "Supplemental Plan of Distribution" in the accompanying term sheet No. 1600AZ.

For more information regarding this offering, please refer to the term sheet No. 1600AZ on the SEC website at http://www.sec.gov/Archives/edgar/data/1159508/000095010312004287/dp32360_fwp-1600az.htm.

Note Characteristics

Risk Considerations

- You will lose some or all of your investment in the notes if a Knock-Out Event has occurred and the Final Index Level is less than the Initial Index Level.
- Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return on the initial investment at maturity.
- Any payment on the notes is subject to the creditworthiness of the Issuer.
- The Issuer (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so. Accordingly, you should be able and willing to hold your notes to maturity.
- Additional risk factors can be found on the last two pages of this fact sheet.

Hypothetical Return at Maturity

Payout After Knockout
Payout Without Knockout
Return on Notes (%)
Index Return (%)
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-60%
-40%
-20%
0%
20%
40%
60%

NOT FDIC / NCUA INSURED OR GUARANTEED * MAY LOSE VALUE
NO BANK GUARANTEE * NOT A DEPOSIT
NOT INSURED OR GUARANTEED BY ANY FEDERAL GOVERNMENTAL AGENCY

Calculating the Payment at Maturity

For every $1,000 Face Amount of notes, investors will receive at maturity an amount based on the Index Return and whether a Knock-Out Event has occurred, determined as follows. Any payment on the notes is subject to the credit of the Issuer.

Hypothetical Payments at Maturity
4
The hypothetical returns set forth below assume $1,000 of Face Amount of notes, a Knock-Out Level equal to 70.00% of the Initial Index Level and a Contingent Minimum Return of 9.00%.

Percentage Change in Index	A Knock-Out Event Does Not Occur During the Monitoring Period		A Knock-Out Event Does Occur During the Monitoring Period
	Total Return on Notes	Payment at Maturity	Total Return on Notes	Payment at Maturity
100.00%	100.00%	$2,000.00	100.00%	$2,000.00
80.00%	80.00%	$1,800.00	80.00%	$1,800.00
50.00%	50.00%	$1,500.00	50.00%	$1,500.00
20.00%	20.00%	$1,200.00	20.00%	$1,200.00
9.00%	9.00%	$1,090.00	9.00%	$1,090.00
5.00%	9.00%	$1,090.00	5.00%	$1,050.00
2.50%	9.00%	$1,090.00	2.50%	$1,025.00
0.00%	9.00%	$1,090.00	0.00%	$1,000.00
-5.00%	9.00%	$1,090.00	-5.00%	$950.00
-10.00%	9.00%	$1,090.00	-10.00%	$900.00
-20.00%	9.00%	$1,090.00	-20.00%	$800.00
-30.00%	9.00%	$1,090.00	-30.00%	$700.00
-50.00%	N/A	N/A	-50.00%	$500.00
-80.00%	N/A	N/A	-80.00%	$200.00
-100.00%	N/A	N/A	-100.00%	$0.00

Selected Risk Factors
YOUR INVESTMENT IN THE NOTES MAY RESULT IN A LOSS OF SOME OR ALL OF YOUR INITIAL INVESTMENT – The notes do not guarantee any return of your investment. The return on the notes at maturity is based on whether or not a Knock-Out Event occurs, and, the extent to which the Index Return is positive or negative.  If a Knock-Out Event occurs, your investment will be fully exposed to any decline in the Index, and you may lose some or all of your investment in the notes.

YOU WILL NOT BE ENTITLED TO ANY CONTINGENT MINIMUM RETURN IF A KNOCK-OUT EVENT OCCURS – The notes are subject to daily closing level monitoring. As a result, if the Index closing level on any day during the Monitoring Period is less than the Initial Index Level by more than the Knock-Out Buffer Amount of 30.00%, you will not be entitled to receive the Contingent Minimum Return, and your investment will be fully exposed to any decline in the level of the Index during the term of the notes. You will be subject to this potential loss of your investment even if the Index subsequently increases such that the Final Index Level is less than the Initial Index Level by not more than the Knock-Out Buffer Amount of 30.00%.

THE NOTES DO NOT PAY COUPONS – Unlike ordinary debt securities, the notes do not pay coupons and do not guarantee any return of the initial investment at maturity.

NO DIVIDEND PAYMENTS OR VOTING RIGHTS – As a holder of the notes, you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of stocks comprising theEURO STOXX 50® Index would have. The return on your notes will not reflect the return you would realize if you directly invested in the stocks comprising theEURO STOXX 50® Index.

THE NOTES ARE SUBJECT TO OUR CREDITWORTHINESS —  Any payment to be made on the notes, including any Payment at Maturity, depends on the ability of Deutsche Bank AG to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Deutsche Bank AG will affect the value of the notes and in the event Deutsche Bank AG were to default on its obligations you might not receive the Payment at Maturity owed to you under the terms of the notes.

NON-U.S. SECURITIES MARKETS RISKS – The Index includes component stocks that are issued by non-U.S. companies in non-U.S. securities markets. An investment in securities linked directly or indirectly to the value of securities issued by non-U.S. companies involves particular risks. Generally, non-U.S. securities markets may be more volatile than U.S. securities markets, and market developments may affect non-U.S. markets differently from U.S. securities markets. Direct or indirect government intervention to stabilize these non-U.S. markets, as well as cross shareholdings in non-U.S. companies, may affect trading prices and volumes in those markets. There is generally less publicly available information about non-U.S. companies than about those U.S. companies that are subject to the reporting requirements of the SEC, and non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements that differ from those applicable to U.S. reporting companies. Securities prices in non-U.S. countries are subject to political, economic, financial and social factors that may be unique to the particular country. These factors, which could negatively affect the non-U.S. securities markets, include the possibility of recent or future changes in the non-U.S. government’s economic and fiscal policies, the possible imposition of, or changes in, currency exchange laws or other non-U.S. laws or restrictions applicable to non-U.S. companies or investments in non-U.S. equity securities and the possibility of fluctuations in the rate of exchange between currencies. Moreover, certain aspects of a particular non-U.S. economy may differ favorably or unfavorably from the U.S. economy in important respects, such as growth of gross national product, rate of inflation, capital reinvestment, resources and self-sufficiency. Finally, it will likely be more costly and difficult to enforce the laws or regulations of a non-U.S. country or exchange.

PAST PERFORMANCE OF THE INDEX IS NO GUIDE TO FUTURE PERFORMANCE – The actual performance of the Index over the term of the notes may bear little relation to the historical levels of the Index and may bear little relation to the hypothetical return examples set forth elsewhere in this term sheet. We cannot predict the future performance of the Index or whether the performance of the Index will result in any return of your investment.

CERTAIN BUILT-IN COSTS ARE LIKELY TO ADVERSELY AFFECT THE VALUE OF THE NOTES PRIOR TO MATURITY – Certain built-in costs, such as our estimated cost of hedging, are likely to adversely affect the value of the notes prior to maturity. As a result, the price, if any, at which Deutsche Bank AG (or its affiliates), will be willing to purchase notes from you in secondary market transactions, if at all, will likely be lower than the original issue price, and any sale prior to the maturity date could result in a substantial loss to you. The notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your notes to maturity.

LACK OF LIQUIDITY – The notes will not be listed on any securities exchange. Deutsche Bank AG (or its affiliates) intends to offer to purchase the notes in the secondary market but is not required to do so.  Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the notes easily.  Because other dealers are not likely to make a secondary market for the notes, the price at which you may be able to trade your notes is likely to depend on the price, if any, at which Deutsche Bank AG (or its affiliates) is willing to buy the notes. If you have to sell your notes prior to maturity, you may not be able to do so or you may have to sell them at a substantial loss.

MANY ECONOMIC AND MARKET FACTORS WILL IMPACT THE VALUE OF THE NOTES – While we expect that, generally, the level of the Index will affect the value of the notes more than any other single factor, the value of the notes will also be affected by a number of economic and market factors that may either offset or magnify each other.

TRADING AND OTHER TRANSACTIONS BY US OR OUR AFFILIATES IN THE EQUITY AND EQUITY DERIVATIVE MARKETS MAY IMPAIR THE VALUE OF THE NOTES — We or one or more of our affiliates expect to hedge our exposure from the notes by entering into equity and equity derivative transactions. Such trading and hedging activities may affect the Index and make it less likely that you will receive a return on your investment. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the value of the notes declines. We or our affiliates may also engage in trading in instruments linked to the Index on a regular basis. We or our affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to the Index. By introducing competing products into the marketplace, we or our affiliates could adversely affect the value of the notes. Any of the foregoing activities may reflect trading strategies that differ from, or are in direct opposition to, investors’ trading and investing strategies relating to the notes.

POTENTIAL CONFLICTS – We and our affiliates play a variety of roles in connection with the issuance of the notes, including acting as calculation agent and hedging our obligations under the notes.  In performing these roles, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the notes.

THE U.S. FEDERAL INCOME TAX CONSEQUENCES OF AN INVESTMENT IN THE NOTES ARE UNCERTAIN – We expect to treat the notes for U.S. federal income tax purposes as prepaid financial contracts that are not debt. If this treatment is respected, (i) you generally should not recognize taxable income or loss prior to the maturity or disposition of your notes and (ii) your gain or loss on the notes should be capital gain or loss. However, significant aspects of the tax treatment of the notes are uncertain. If the Internal Revenue Service (“IRS”) were successful in asserting an alternative treatment for the notes, the tax consequences of ownership and disposition of the notes could differ materially and adversely from those described briefly above. In addition, Treasury and the IRS released a notice requesting comments on the tax treatment of “prepaid forward contracts” and similar instruments, such as the notes. Any resulting guidance could materially and adversely affect the tax consequences of an investment in the notes, possibly with retroactive effect.

See “Selected Risk Considerations” in the accompanying term sheet and “Risk Factors” in the accompanying product supplement for additional information.

Deutsche Bank AG has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this fact sheet relates. Before you invest, you should read the prospectus in that registration statement and the other documents including term sheet No. 1600AZ, the underlying supplement and the product supplement relating to this offering that Deutsche Bank AG has filed with the SEC for more complete information about Deutsche Bank AG and this offering. You may obtain these documents without cost by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Deutsche Bank AG, any agent or any dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, product supplement, underlying supplement, term sheet No. 1600AZ and this fact sheet if you so request by calling toll-free 1-800-311-4409.

You may revoke your offer to purchase the notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the notes prior to their issuance. We will notify you in the event of any changes to the terms of the notes, and you will be asked to accept such changes in connection with your purchase of any notes. You may also choose to reject such changes, in which case we may reject your offer to purchase the notes.